Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Three Months Ended
March 31, 2012
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$13,277
Fixed charges	25,274
Capitalized interest	(101)
Distributions of earnings from unconsolidated affiliates	1,388
Total earnings	$39,838

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$23,948
Amortization of deferred financing costs	902
Financing obligations interest expense	(48)
Capitalized interest	101
Interest component of rental expense	371
Total fixed charges	25,274
Preferred Stock dividends	627
Total fixed charges and Preferred Stock dividends	$25,901

Ratio of earnings to fixed charges	1.58

Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.54